Exhibit 99.1

CLPS Incorporation Reports Financial Results for the First Half of Fiscal Year 2023

Hong Kong, March 3, 2023 /PRNewswire/ -- CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS), today announced its unaudited financial results for the six months ended December 31, 2022, or the first half of the Company’s fiscal year 2023.

During this period, the global economy and international affair conditions have changed considerably, including the Federal Reserve interest rate hikes and changes in China’s COVID conditions and policies, among others. This unprecedented chain of events had impacted both the macro and micro economies. The Company experienced direct and indirect effects on its business development, including the impact of exchange rate fluctuation between the RMB and the U.S. dollar since we are reporting in U.S. dollar term.

The sluggish global economic growth partly caused by COVID-19 had impacted CLPS’ clients in core markets, such as banking and e-commerce. Short term effects include clients cutting their budgets and reducing demand for IT services, which lessened the business growth opportunity for CLPS during the first half of fiscal year 2023. In addition, as part of China’s COVID-19 national epidemic prevention policy, the affected employees of CLPS were isolated, and those who were symptomatic could not work, leading to an increase in costs and a slowdown in revenue growth. In spite of this challenge, the Company responded by strengthening its client relationships, refining its management, expanding its client base actively, and providing support for its affected employees.

As a result of rapid industry development and economic structure changes, IT professionals became more in demand, which pushed up compensation costs. Through the Talent Creation Program and Talent Development Program, CLPS was able to integrate education, training, and delivery, easing the pressure of this challenge.

Through the development of its own technologies, extensive research, and understanding the needs of its clients, the Company has built a strong reputation in the industry, gained competitiveness, and boosted its bargaining power over the years.

First Half of Fiscal 2023 Highlights (all results compared to the six months ended December 31, 2021)

Revenues increased by 1.1% to $76.8 million from $75.9 million.

Revenue from wealth management area increased by 24.3% to $18.8 million from $15.1 million.

Revenue from automotive area increased by 29.7% to $6.5 million from $5.0 million.

Revenue from the U.S. and Japan increased by 72.4% and 155.7%.

Net cash provided by operating activities increased by 29.9% to $17.2 million from $13.2 million.

Mr. Raymond Lin, Chief Executive Officer of CLPS, commented, “In the first half of fiscal year 2023, we maintained continued revenue growth and are well positioned to executing on our strategy to deliver solid financial performance for the rest of the fiscal year and beyond. We remained strong across our key markets, thanks to the trust and satisfaction our clients placed in us.

As we sustained our competitive position in banking area, we also achieved growth in other core markets driven by the increased demand for IT services. The Company’s capability in the automotive area makes us a reliable partner in China’s burgeoning market for smart electric vehicles. Likewise, we continued to put our wealth management expertise to work, an area that remains lucrative in the financial industry and one in which several international banks have begun to navigate. Our global expansion strategy continued to pay off. In particular, our revenues from the U.S. and Japan increased by 72.4% and 155.7%, respectively.

In 2022, we faced challenges due to macroeconomic factors, which we expect will cause some short-term headwinds this year. However, we recognize the opportunity in putting digital transformation initiatives at the forefront of our clients’ strategy, and we are always ready to assist them in accelerating their business interactions and operations. CLPS is fully committed to delivering innovative products suited to the needs of our clients to offer them a full range of integrated services for their respective businesses, as well as enabling them to take digital transformation forward and achieve agile business management.”

Ms. Rui Yang, Chief Financial Officer of CLPS, commented, “CLPS ended the first half of fiscal year 2023 financial results on a solid note. Despite the effects of currency fluctuation in RMB against the U.S. dollar, we delivered a sustained revenue growth of 9.7% year-over-year. In light of the volatile market, we continued to exercise prudence by strengthening our cash position. Our net cash provided by operating activities was up by 29.9% to $17.2 million in the first half of fiscal 2023, compared to $13.2 million in prior year period. Furthermore, we are pleased that we generated a net income of $1.4 million in the first half of fiscal 2023, from a net loss of $1.9 million in the second half of fiscal 2022. We also kicked off 2023 on a high note with CLPS’s first special cash dividend payout. The Board also intends to declare dividend in the future depending on the Company’s financial performance and results of operation. Despite the short-term challenges we faced, we remained confident in our ability to achieve continued growth and maximum shareholder value over the long term.”

First Half of Fiscal year 2023 Financial Results

Revenues

In the first half of fiscal 2023, revenues increased by $0.9 million, or 1.1%, to $76.8 million from $75.9 million in the prior year period. This increase in revenue was mainly due to an increase in revenue from IT consulting services.

Revenues by Service

●	Revenue from IT consulting services increased by $0.8 million, or 1.2%, to $72.8 million in the first half of fiscal year 2023 from $72.0 million in the prior year period. Revenue from IT consulting services accounted for 94.9% of total revenue, compared to 94.8% in the prior year period. The increase was due to the increased demand from existing and new clients, and our improved service delivery capability.

●	Revenue from customized IT solution services decreased by $0.1 million, or 2.3%, to $3.2 million in the first half of fiscal 2023 from $3.3 million in the prior year period. Revenue from IT solution services accounted for 4.1% of total revenue, compared to 4.3% in the prior year period. The decrease was primarily due to the effect of currency fluctuation in RMB against the U.S. dollar.

●	Revenue from other services increased by $0.1 million, or 11.4%, to $0.8 million in the first half of fiscal year 2023 from $0.7 million in the prior year period. Revenue from other services accounted for 1.0% of total revenue, compared to 0.9% in the prior year period. The increase was primarily due to the increased demand for other services, including non-IT consulting service.

Revenues by Operational Areas

Revenue from banking area decreased by $2.9 million, or 8.2%, to $32.2 million in the first half of fiscal 2023, from $35.1 million in the prior year period. Revenue from banking area accounted for 42.0% and 46.2% of total revenues in the first half of fiscal 2023 and 2022, respectively.

Revenue from wealth management area increased by $3.7 million, or 24.3%, to $18.8 million in the first half of fiscal 2023, from $15.1 million in the prior year period. Revenue from wealth management area accounted for 24.5% and 19.9% of total revenues in the first half of fiscal 2023 and 2022, respectively.

Revenue from e-Commerce area decreased by $0.7 million, or 4.8%, to $13.7 million in the first half of fiscal 2023, from $14.4 million in the prior year period. Revenue from e-Commerce area accounted for 17.9% and 19.0% of total revenues in the first half of fiscal 2023 and 2022, respectively.

Revenue from automotive area increased by $1.5 million, or 29.7%, to $6.5 million in the first half of fiscal 2023, from $5.0 million in the prior year period. Revenue from automotive area accounted for 8.5% and 6.6% of total revenues in the first half of fiscal 2023 and 2022, respectively.

Revenues by Geography

●	Revenue generated outside of Mainland China was $7.2 million in the first half of fiscal year 2023, compared to $7.7 million in the same period of the previous year.

Gross Profit

Gross profit was $18.5 million in the first half of fiscal 2023, compared to $22.3 million in the prior year period.

Operating Expenses

Selling and marketing expenses increased by $0.4 million, or 17.5%, to $2.7 million in the first half of fiscal 2023 from $2.3 million in the prior year period. As a percentage of total revenues, selling and marketing expenses increased to 3.5% in the first half of fiscal 2023 compared to 3.0% in the prior year period. The increase was primarily due to the sales and marketing personnel-related expenses.

Research and development expenses increased by $0.2 million, or 4.4%, to $4.4 million in the first half of fiscal 2023 from $4.2 million in the prior year period. As a percentage of total revenues, research and development expenses increased to 5.7% in the first half of fiscal 2023 compared to 5.5% in the prior year period. The increase was primarily due to the increased research and development personnel related expenses which enabled the Company’s continued R&D efforts in new products such as CAKU 2.0 and new generation of loan system.

General and administrative expenses increased by $1.5 million, or 16.6%, to $10.7 million in the first half of fiscal 2023 from $9.2 million in the prior year period. As a percentage of total revenues, general and administrative expenses increased to 13.9% in the first half of fiscal 2023 compared to 12.1% in the prior year period. The increase was primarily due to hiring of management-level employees to further drive our growth in the overseas market, the year-over-year increase in employee salary, and the increase in depreciation and amortization resulting from the acquisition of fixed assets in Hong Kong and Singapore.

Operating Income

Operating income was $1.3 million in the first half of fiscal 2023, compared to $7.6 million in the same period of the previous year.

Other Income and Expenses

Total other income, net of other expenses was $0.2 million in the first half of fiscal 2023, compared to $0.2 million total other expenses, net of other income in the prior year period.

Provision for Income Taxes

Provision for income taxes decreased by $0.7 million to $0.2 million in the first half of fiscal 2023 from $0.9 million in the same period of the previous year, mainly due to the decrease in income before taxes.

Net Income

Net income was $1.4 million in the first half of fiscal 2023, compared to $6.5 million in the prior year period.

Net income attributable to CLPS Incorporation’s shareholders in the first half of fiscal 2023 was $1.3 million, compared to $6.3 million in the prior year period.

Cash Flow

As of December 31, 2022, the Company had cash and cash equivalents of $37.6 million compared to $18.4 million as of June 30, 2022.

Net cash provided by operating activities was approximately $17.2 million. Net cash used in investing activities was approximately $0.2 million. Net cash provided by financing activities was approximately $2.5 million. The effect of exchange rate change on cash was approximately positive $0.3 million. The Company believes that its current cash position and cash flow from operations are sufficient to meet its anticipated cash needs for at least the next 12 months.

Financial Outlook

Undeterred by the short-term challenges mentioned above, we remain confident about our long-term business growth. For fiscal year 2023, the Company expects, considering our financial numbers could be affected by the floating exchange rate, and absent material acquisitions or non-recurring transactions, total sales growth was adjusted in the range of approximately 5% to 10%, and net income growth in the range of approximately 7% to 12% compared to fiscal year 2022 financial results.

This forecast reflects the Company’s current and preliminary views, which are subject to change and are subject to risks and uncertainties, including, but not limited to various risks and uncertainties facing the Company’s business and operations as identified in its public filings.

Exchange Rate

The balance sheet amounts with the exception of equity as of December 31, 2022, were translated at 6.8972 RMB to 1.00 USD compared to 6.6981 RMB to 1.00 USD as of June 30, 2022. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the periods ended December 31, 2022 and 2021 were 6.9789 RMB to 1.00 USD and 6.4316 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Conference Call Information

The Company will hold a conference call at 8:30 am ET on March 3, 2023 to discuss first half of fiscal 2023 results. Listeners may access the call by dialing:

U.S. Toll-Free:	+1-877-423-9813
U.S. Local /International:	+1-201-689-8573
Mainland China:	400 120 2840
Hong Kong:	800 965 561

You may also click this Call me™ link, which will be available 15 minutes prior to scheduled start time for instant telephone access.

To access the live webcast of the conference call, please visit this link. The live and archived webcast will also be available through the Company’s investor relations website at https://ir.clpsglobal.com.

A replay of the call will be available through March 17, 2023 by dialing:

U.S. Toll-Free:	+1-844-512-2921
U.S. Local/International:	+1-412-317-6671
Passcode:	13736594

About CLPS Incorporation

Headquartered in Hong Kong, CLPS Incorporation (the “Company”) (Nasdaq: CLPS) is a global leading information technology (“IT”), consulting and solutions service provider focusing on the banking, insurance and financial sectors. The Company serves as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions in the US, Europe, Australia, Southeast Asia and Hong Kong, and their PRC-based IT centers. The Company maintains 19 delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan. The remaining nine global centers are located in Hong Kong SAR, USA, Japan, Singapore, Australia, Malaysia, India, the Philippines and Vietnam. For further information regarding the Company, please visit: https://ir.clpsglobal.com/, or follow CLPS on Facebook, LinkedIn, and Twitter.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s financial and operational performance in the first half of fiscal 2023, its expectations of the Company’s future performance, its preliminary outlook and guidance offered in this presentation, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. The Company uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to CLPS Incorporation’s shareholders, and basic and diluted non-GAAP net income per share, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of revenues. Non-GAAP net income attributable to CLPS Incorporation’s shareholders is net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per share is non-GAAP net income attributable to common shareholders divided by weighted average number of shares used in the calculation of basic and diluted net income per share. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation expenses clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. The Company encourages investors to carefully consider its results under GAAP, as well as its supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand its business. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” near the end of this release.

Contact:

CLPS Incorporation

Rhon Galicha

Investor Relations Office

Phone: +86-182-2192-5378

Email: ir@clpsglobal.com

CLPS INCORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

 (Amounts in U.S. dollars (“$”), except for number of shares)

	As of
	December 31, 2022 (Unaudited)	June 30, 2022 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	37,551,244	18,396,987
Accounts receivable, net	45,048,831	53,769,887
Prepayments, deposits and other assets, net	2,963,071	4,215,414
Amounts due from related parties	429,369	377,642
Total Current Assets	85,992,515	76,759,930
Non-Current assets:
Property and equipment, net	20,430,216	20,601,098
Intangible assets, net	920,605	970,044
Goodwill	2,412,933	2,363,841
Long-term investments	566,522	610,386
Prepayments, deposits and other assets, net	289,422	248,456
Deferred tax assets, net	305,258	327,040
Operating lease right-of-use assets	1,282,906	-
Total Assets	112,200,377	101,880,795

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	16,592,357	14,474,363
Accounts payable	397,437	343,597
Accrued expenses and other current liabilities	363,782	352,402
Tax payables	2,505,813	2,355,066
Contract liabilities	2,247,687	587,140
Salaries and benefits payable	14,928,223	12,203,933
Amount due to related parties	37,034	66,884
Operating lease liabilities, current	1,033,044	-
Total Current Liabilities	38,105,377	30,383,385
Non-Current liabilities:
Deferred tax liabilities	142,921	150,547
Operating lease liabilities, non-current	375,636	-
Other non-current liabilities	3,202,410	3,546,263
TOTAL LIABILITIES	41,826,344	34,080,195
Commitments and Contingencies

Shareholders’ Equity
Common stock, $0.0001 par value, 100,000,000 shares authorized; 23,626,122 shares issued and outstanding as of December 31, 2022; 22,444,822 shares issued and outstanding as of June 30, 2022	2,363	2,244
Additional paid-in capital	57,648,162	55,705,209
Statutory reserves	6,498,218	5,071,876
Retained earnings	6,138,216	6,323,792
Accumulated other comprehensive losses	(1,261,753)	(550,248)
Total CLPS Incorporation’s Shareholders’ Equity	69,025,206	66,552,873
Noncontrolling Interests	1,348,827	1,247,727
Total Shareholders’ Equity	70,374,033	67,800,600
Total Liabilities and Shareholders’ Equity	112,200,377	101,880,795

CLPS INCORPORATION

UNAUDITED CONDENSED CONSOLIDATED statements

of INCOME AND COMPREHENSIVE INCOME

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the six months ended December 31,
	2022	2021

Revenues	76,760,811	75,921,605
Less: Cost of revenues (note 1)	(58,299,928)	(53,609,609)
Gross profit	18,460,883	22,311,996

Operating income (expenses):
Selling and marketing expenses (note 1)	2,684,075	2,284,404
Research and development expenses	4,359,214	4,175,373
General and administrative expenses (note 1)	10,694,588	9,168,389
Subsidies and other operating income	(620,702)	(878,083)
Total operating expenses	17,117,175	14,750,083
Income from operations	1,343,708	7,561,913
Other income	399,917	295,704
Other expenses	(183,695)	(475,269)
Income before income tax and share of income (loss) in equity investees	1,559,930	7,382,348
Provision for income taxes	185,196	864,921
Income before share of income (loss) in equity investees	1,374,734	6,517,427
Share of income (loss) in equity investees, net of tax	22,577	(47,082)
Net income	1,397,311	6,470,345
Less: Net income attributable to noncontrolling interests	129,881	207,881
Net income attributable to CLPS Incorporation’s shareholders	1,267,430	6,262,464

Other comprehensive income (loss)

Foreign currency translation (loss) income	(746,569)	500,376
Less: foreign currency translation (loss) income attributable to noncontrolling interest	(35,064)	15,308
Other comprehensive (loss) income attributable to CLPS Incorporation’s shareholders	(711,505)	485,068

Comprehensive income attributable to
CLPS Incorporation’s shareholders	555,925	6,747,532
Comprehensive income attributable to noncontrolling interests	94,817	223,189
Comprehensive income	650,742	6,970,721

Basic earnings per common share*	0.05	0.31
Weighted average number of share outstanding – basic	23,626,122	20,374,035
Diluted earnings per common share*	0.05	0.31
Weighted average number of share outstanding – diluted	23,643,457	20,457,630

Note:

(1)	Includes share-based compensation expenses as follows:

Cost of revenues	11,071	22,923
Selling and marketing expenses	60,091	109,375
General and administrative expenses	1,871,910	2,335,803
	1,943,072	2,468,101

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

CLPS INCORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the six months ended December 31,
	2022	2021

Cost of revenues	58,299,928	53,609,609
Less: share-based compensation expenses	11,071	22,923
Non-GAAP cost of revenues	58,288,857	53,586,686

Selling and marketing expenses	2,684,075	2,284,404
Less: share-based compensation expenses	60,091	109,375

Non-GAAP selling and marketing expenses	2,623,984	2,175,029

General and administrative expenses	10,694,588	9,168,389
Less: share-based compensation expenses	1,871,910	2,335,803
Non-GAAP general and administrative expenses	8,822,678	6,832,586

Operating income	1,343,708	7,561,913
Add: share-based compensation expenses	1,943,072	2,468,101
Non-GAAP operating income	3,286,780	10,030,014

Operating Margin	1.8%	10.0%
Add: share-based compensation expenses	2.5%	3.2%
Non-GAAP operating margin	4.3%	13.2%

Net income	1,397,311	6,470,345
Add: share-based compensation expenses	1,943,072	2,468,101
Non-GAAP net income	3,340,383	8,938,446

Net income attributable to CLPS Incorporation’s shareholders	1,267,430	6,262,464
Add: share-based compensation expenses	1,943,072	2,468,101
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	3,210,502	8,730,565

Weighted average number of share outstanding used in computing GAAP and non-GAAP basic earnings	23,626,122	20,374,035
GAAP basic earnings per common share	0.05	0.31
Add: share-based compensation expenses	0.09	0.12
Non-GAAP basic earnings per common share	0.14	0.43

Weighted average number of share outstanding used in computing GAAP diluted earnings	23,643,457	20,457,630
Weighted average number of share outstanding used in computing non-GAAP diluted earnings	23,643,457	20,457,630

GAAP diluted earnings per common share	0.05	0.31
Add: share-based compensation expenses	0.09	0.12
Non-GAAP diluted earnings per common share	0.14	0.43